EXHIBIT 21

SCHEDULE OF SUBSIDIARIES

Food Innovations, Inc.	Florida Corporation
Food New Media Group, Inc.	Florida Corporation
4 The Gourmet, Inc. (d/b/a/ For The Gourmet, Inc.)	Florida Corporation
Gourmet Foodservice Group, Inc.	Florida Corporation
Artisan Specialty Foods, Inc.	Delaware Corporation
The Haley Group, Inc.	Florida Corporation
Gourmet Foodservice Warehouse, Inc.	Florida Corporation
Organic Food Brokers, LLC	Colorado Limited Liability Company
Gourmeting Inc.	Delaware Corporation
Oasis Sales Corp.	Florida Corporation
Innovative Gourmet, LLC	Delaware Limited Liability Company
Food Funding, LLC	Delaware Limited Liability Company
M Innovations LLC	Delaware Limited Liability Company